NOTES | DEPOSITS | CERTIFICATES

Market-Linked Notes Based on the Value of the S&P 500® Index

Citigroup Funding Inc.

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Medium-Term Notes, Series D

Due January 25, 2017

OFFERING SUMMARY

(Related to Preliminary Pricing Supplement, Subject to Completion, Dated June 30, 2011, Prospectus Supplement, Dated May 12, 2011 and Prospectus, Dated May 12, 2011)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 30, 2011 Medium-Term Notes, Series D No. 2011- MTNDG0062 Registration Statements Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Market-Linked Notes provide investors with exposure to a broad-based U.S. equity market index with no downside risk to the initial investment. They are for investors who are concerned about principal risk and who are willing to forgo yield and upside in exchange for the repayment of the full principal amount at maturity, subject to the credit risk of Citigroup Inc. The notes are senior unsecured obligations of Citigroup Funding Inc. and any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

SUMMARY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$1,000 per note
Principal amount:	$1,000 per note.
Aggregate principal amount:	$
Pricing date:	July , 2011 (expected to price on or about July 25, 2011, or if such day is not an index business day, the next succeeding index business day).
Original issue date:	July , 2011 (three business days after the pricing date).
Valuation dates:	October , 2011; January , 2012; April , 2012; July , 2012; October , 2012; January , 2013; April , 2013; July , 2013; October , 2013; January , 2014; April , 2014; July , 2014; October , 2014; January , 2015; April , 2015; July , 2015; October , 2015; January , 2016; April , 2016; July , 2016; October , 2016 and January , 2017 (expected to be: October 25, 2011; January 25, 2012; April 25, 2012; July 25, 2012; October 25, 2012; January 25, 2013; April 25, 2013; July 25, 2013; October 25, 2013; January 27, 2014; April 25, 2014; July 25, 2014; October 27, 2014; January 26, 2015; April 27, 2015; July 27, 2015; October 26, 2015; January 25, 2016; April 25, 2016; July 25, 2016; October 25, 2016 and January 20, 2017 ).
Maturity date:	January 25, 2017.
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each January and July (expected to be the 25th day of each month), beginning on January , 2012 (expected to be January 25, 2012) and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The S&P 500® Index.
Payment at maturity:	The principal payment at maturity per $1,000 note will equal: $1,000 + note return amount, which may be positive or zero. In no event will the payment at maturity be less than $1,000.
Note return amount:

If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 95% to 105% (to be determined on the pricing date).

If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

Participation rate:	95% to 105% (to be determined on the pricing date).
Final index return percentage:	The arithmetic average of the twenty-two interim index return percentages.
Interim index return percentage:	On each quarterly valuation date: ending index value - starting index value starting index value
Initial index value:	The closing value of the underlying index on the pricing date.
Ending index value:	The closing value of the underlying index on the relevant valuation date.
CUSIP:	1730T0MU0
ISIN:	US1730T0MU06
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest.”

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per note	$1,000.00	$35.00	$965.00
Total	$	$	$

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. See “Fees and selling concessions” on page 6.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement, Subject to Completion, filed on June 30, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511178922/d424b2.htm

Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR

ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Investment Overview

Market-Linked Notes

The Market-Linked Notes provide investors:

■	an opportunity to gain exposure to the S&P 500® Index without having to acquire each of the component stocks included in the S&P 500® Index.
■	95% to 105% (to be determined on the pricing date) participation in the final index return percentage, if the final index return percentage is greater than 0%
■	repayment of the full principal amount of the notes at maturity, subject to the credit risk of Citigroup Inc.
■	semi-annual interest payment at the fixed rate of 0.50% per annum.

At maturity, if the final index return percentage is equal to or less than 0%, subject to the credit risk of Citigroup Inc., the investment will redeem for the principal amount, without any additional market-linked return.

Maturity:	5.5 years

Principal payment at maturity:	$1,000 plus a note return amount, which may be positive or zero and depends upon the final index return percentage (the arithmetic average of the twenty-two interim index return percentages) and the participation rate (95% to 105%, to be determined on the pricing date)

Principal due at maturity:	Full principal amount due at maturity

Interest:	0.50% per annum, payable semi-annually

S&P 500® Index Overview

The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on June 29, 2011:

Bloomberg Ticker Symbol:	SPX

Current Index Level:	1307.41

52 Weeks Ago (on 6/29/2010):	1041.24

52 Week High (on 4/29/2011):	1363.61

52 Week Low (on 7/2/2010):	1022.58

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Key Investment Rationale

The notes offer 95% to 105% (to be determined on the pricing date) participation in the positive performance of the final index return percentage, while guaranteeing repayment of the principal amount, subject to the credit risk of Citigroup Inc., in exchange for forgoing current yield or interest.

Best Case Scenario	The final index return percentage is greater than 0% and, at maturity, the notes redeem for the sum of the principal amount of (i) $1,000 and (ii) the note return amount equal to the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 95% to 105% (to be determined on the pricing date).

Worst Case Scenario	The final index return percentage return is less than or equal to 0% and, at maturity, the notes redeem for the principal amount of $1,000.

Summary of Selected Key Risks (see page 10)

■	The notes may not pay more than the principal amount at maturity.

■

The payment at maturity will be based on the arithmetic average of twenty-two interim index return percentages and if any negative interim index return percentage entirely offsets any positive interim index return percentages, the final index return percentage will equal 0% and the note return amount will equal zero.

■

The return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional fixed-rate debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity.

■	The market price of the notes will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the stocks that underlie the underlying index.

■	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

■	The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	Adjustments to the underlying index could adversely affect the value of the notes.

■	You have no shareholder rights.

■	Investing in the notes is not equivalent to investing in the underlying index.

■	The notes will not be listed on any securities exchange and secondary trading may be limited.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

■	Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes.

■	Special U.S. federal income tax rules will apply to U.S. holders.

Fact Sheet

The notes offered are senior unsecured obligations of Citigroup Funding Inc. Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will pay 0.50% per annum interest and have the terms described in this offering summary and the related pricing supplement, prospectus supplement and prospectus. Subject to the credit risk of Citigroup Inc., at maturity, we will pay, in principal, per note the principal amount of $1,000 plus a note return amount, if any, based on the final index return percentage. All payments due on the notes are subject to the credit risk of Citigroup Inc.

Expected Key Dates
Pricing date	Original issue date (settlement date)	Maturity date
July , 2011 (expected to price on or about July 25, 2011, or if such day is not a scheduled index business day, the next succeeding scheduled index business day).	July , 2011 (three business days after the pricing date)	January 25, 2017

Key Terms
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, include the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Issue price:	$1,000 per note.
Principal amount:	$1,000 per note.
Denominations:	$1,000 per note and integral multiples thereof.
Aggregate principal amount:	$
Principal due at maturity:	Full principal amount due at maturity.
Interest:	Fixed per annum rate of 0.50%.
Interest payment date:	Semi-annually on each January and July (expected to be the 25th day of each month), beginning on January , 2012 (expected to be January 25, 2011) and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.
Underlying index:	The S&P 500® Index.
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Payment at maturity:	The principal payment at maturity per $1,000 principal amount will equal: $1,000 + note return amount. In no event will the principal payment at maturity be less than $1,000.
Note return amount:

If the final index return percentage is greater than 0%, the note return amount for each note will equal the product of (a) $1,000, (b) the final index return percentage, and (c) a participation rate of 95% to 105% (to be determined on the pricing date).

If the final index return percentage is less than or equal to 0%, the note return amount for each note will equal zero.

Participation rate:	95% to 105% (to be determined on the pricing date).
Final index return percentage:	The sum of the twenty-two interim index return percentages divided by twenty-two.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Interim index return percentage:	On each quarterly valuation date: ending index value - starting index value starting index value
Initial index value:	The closing value of the underlying index on the pricing date.
Ending index value:	The closing value of the underlying index on the relevant valuation date.
Valuation Dates:	October , 2011; January , 2012; April , 2012; July , 2012; October , 2012; January , 2013; April , 2013; July , 2013; October , 2013; January , 2014; April , 2014; July , 2014; October , 2014; January , 2015; April , 2015; July , 2015; October , 2015; January , 2016; April , 2016; July , 2016; October , 2016 and January , 2017 (expected to be: October 25, 2011; January 25, 2012; April 25, 2012; July 25, 2012; October 25, 2012; January 25, 2013; April 25, 2013; July 25, 2013; October 25, 2013; January 27, 2014; April 25, 2014; July 25, 2014; October 27, 2014; January 26, 2015; April 27, 2015; July 27, 2015; October 26, 2015; January 25, 2016; April 25, 2016; July 25, 2016; October 25, 2016 and January 20, 2017).
Risk factors:	Please see “Risk Factors” beginning on page 10.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	1730T0MU0
ISIN:	US1730T0MU06
Certain U.S. federal income tax considerations:

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•          U.S. holders will be required to accrue interest income on the notes at a predetermined rate, which is deemed to accrue on a daily basis (the “Tax OID”) regardless of whether holders receive more, less or no payments on the notes in tax years prior to maturity. The amount of Tax OID is based on an assumed amount representing all amounts payable on the notes.

•          If, during any taxable year, a U.S. holder receives actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, such holder will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, a holder’s taxable interest income in respect of the notes may be more than, or less than, the cash a holder receives.

•          At maturity or upon a taxable disposition of the notes, a U.S. holder will realize gain equal to the difference between cash received upon maturity or such taxable disposition and the U.S. holder’s adjusted tax basis in the notes. The adjusted tax basis in a note generally is its purchase price increased by any Tax OID previously accrued and decreased by the amount of any projected payments received by the holder according to the projected payment schedule while holding the note (without regard to the actual amount paid).

•          Any gain realized upon a sale, exchange or other disposition of the notes generally will be treated as ordinary income.

•          Any loss realized by a U.S. holder upon a sale or disposition generally will be treated as an ordinary loss to the extent of the Tax OID inclusions with respect to the notes.

•          Any loss realized in excess of the Tax OID inclusion amount generally will be treated as capital loss.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale, exchange or other disposition of the notes will generally not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with the conduct of a trade or business in the United States by such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax, provided that interest in the notes is not then effectively connected with the conduct of a trade or business in the United States.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

On, or prior to, the pricing date, we, through our affiliates or others, will hedge our anticipated exposure in connection with the notes by taking positions in futures or options contracts listed on major securities markets on the underlying index or the stocks included in the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, accordingly, potentially increase the starting index value. For further information on our use of proceeds and hedging, see “Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?” in the accompanying pricing supplement related to this offering of notes.

ERISA and IRA purchase considerations:

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

Fees and selling concessions:	Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering of notes.
Calculation agent:	Citigroup Global Markets Inc.
Contact:	All clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

The above Fact Sheet represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement, prospectus and pricing supplement for the notes, which can be accessed via the hyperlinks on the front page of this document, before you invest in the notes.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Hypothetical Payout on the Notes

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different ending index values of the S&P 500® Index on the amount you will receive in respect of the notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue price: $1,000 per Note

•	Principal amount: $1,000 per Note

•	Hypothetical Starting Index Value: $1,300.00

•	Hypothetical dividend yield on S&P 500® Index: 2.00%

•	Hypothetical participation rate: 100%

•	Interest rate: 0.50% per annum

•	Term of the notes: 5.5 years

•	The notes are held to maturity.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual note return amount, which, in turn, will depend on the actual final index return percentage and participation rate.

Hypothetical Final Index Return Percentage(1)	Hypothetical Note Return Amount(2)	Hypothetical Payment At Maturity(3)	Hypothetical Total Payments on the Notes(4)	Hypothetical Total Return on S&P 500® Index(5)	Hypothetical Total Return On The Notes
-100.00%	$0.00	$1,002.50	$1,027.50	-89.00%	2.75%
-75.00%	$0.00	$1,002.50	$1,027.50	-64.00%	2.75%
-50.00%	$0.00	$1,002.50	$1,027.50	-39.00%	2.75%
-45.00%	$0.00	$1,002.50	$1,027.50	-34.00%	2.75%
-40.00%	$0.00	$1,002.50	$1,027.50	-29.00%	2.75%
-35.00%	$0.00	$1,002.50	$1,027.50	-24.00%	2.75%
-30.00%	$0.00	$1,002.50	$1,027.50	-19.00%	2.75%
-25.00%	$0.00	$1,002.50	$1,027.50	-14.00%	2.75%
-20.00%	$0.00	$1,002.50	$1,027.50	-9.00%	2.75%
-15.00%	$0.00	$1,002.50	$1,027.50	-4.00%	2.75%
-10.00%	$0.00	$1,002.50	$1,027.50	1.00%	2.75%
-5.00%	$0.00	$1,002.50	$1,027.50	6.00%	2.75%
0.00%	$0.00	$1,002.50	$1,027.50	11.00%	2.75%
5.00%	$50.00	$1,052.50	$1,077.50	16.00%	7.75%
10.00%	$100.00	$1,102.50	$1,127.50	21.00%	12.75%
15.00%	$150.00	$1,152.50	$1,177.50	26.00%	17.75%
20.00%	$200.00	$1,202.50	$1,227.50	31.00%	22.75%
25.00%	$250.00	$1,252.50	$1,277.50	36.00%	27.75%
30.00%	$300.00	$1,302.50	$1,327.50	41.00%	32.75%
35.00%	$350.00	$1,352.50	$1,377.50	46.00%	37.75%
40.00%	$400.00	$1,402.50	$1,427.50	51.00%	42.75%
45.00%	$450.00	$1,452.50	$1,477.50	56.00%	47.75%
50.00%	$500.00	$1,502.50	$1,527.50	61.00%	52.75%
75.00%	$750.00	$1,752.50	$1,777.50	86.00%	77.75%
100.00%	$1,000.00	$2,002.50	$2,027.50	111.00%	102.75%

(1) The Hypothetical Final Index Return Percentage is based on the arithmetic average of twenty-two interim index return percentages.

(2) Hypothetical Note Return Amount = $1,000.00 × Hypothetical Index Return Percentage × Hypothetical Participation Rate.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

(3) Hypothetical Payment at Maturity = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payment for the last interest period (i.e. $2.50).

(4) Hypothetical Total Payments on the Notes = $1,000.00 + Hypothetical Note Return Amount + Semi-annual interest payments for 5.5 years at the interest rate of 0.50% per annum (i.e. $27.50).

(5) Hypothetical Total Return on S&P 500® Index is based on the Hypothetical Final Index Return Percentage and assumes that the hypothetical annual dividend yield on the S&P 500® Index is not compounded annually and not re-invested.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Payment at Maturity

Subject to the credit risk of Citigroup Inc., at maturity you will receive a principal payment of at least $1,000 plus the note return amount, if any. The notes are senior unsecured obligations of Citigroup Funding. All payments on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

The note return amount will be based on the final index return percentage. If the final index return percentage is greater than 0%, the note return amount will be calculated as follows:

note return amount	=	$1,000 x	final index return percentage	× participation rate

where,

final index return percentage	=	The arithmetic average of the twenty-two interim index return percentages

interim index return percentage	=

the percentage change in the closing value of the S&P 500® Index from the pricing date to the relevant valuation date expressed as the following fraction:

ending index value — starting index value

starting index value

starting index value	=	the closing value of the underlying index on the pricing date

ending index value	=	the closing value of the underlying index on the relevant valuation date

participation rate	=	95% to 105% (to be determined on the pricing date)

In no circumstance will you participate in more than 95% to 105% (to be determined on the pricing date) of the final index return percentage.

If the final index return percentage is less than or equal to 0%, the note return amount will be zero and you will receive only the principal amount.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors Relating to the Notes” in the accompanying pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■

The return on your investment in the notes may be zero. If the final index return percentage is equal to or less than 0%, subject to the credit risk of Citigroup Inc., you will receive a principal payment of only $1,000 for each note you hold at maturity, even if the closing value of the underlying index is greater than the starting index value at one or more times during the term of the notes.

■

Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

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Negative interim index return percentages may offset positive interim index return percentages. The notes provide for the payment at maturity of the note return amount, which may be positive or zero and which will be based on the final index return percentage. The final index return percentage will equal the arithmetic average of the twenty-two interim index return percentages. If the ending index value decreases during one or more periods from the pricing date to the applicable valuation dates resulting in one or more negative interim index return percentages, such negative interim index return percentages could offset entirely any positive interim index return percentages generated by increases in the ending index value during one or more periods from the pricing date to the applicable valuation dates. If any negative interim index return percentages offset entirely any positive interim index return percentages, the final index return percentage will equal 0% and you will receive no return on your notes. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment in a similar security that would allow you to participate directly in the appreciation of the underlying index or in some or all of the stocks included in the underlying index.

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The return on your investment in the notes may be limited by the participation rate. If the final index return percentage is greater than 0%, the return on your investment in the notes may be limited by the participation rate of 95% to 105% (to be determined on the pricing date). In the event that the participation rate is less than 100% (to be determined on the pricing date), the notes will provide less opportunity for appreciation than an investment in a similar security that would allow you to participate fully, without any participation rate, in the final index return percentage.

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Potential for a lower comparative yield. If the final index return percentage is less than approximately     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

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Market price of the notes may be influenced by many unpredictable factors. Numerous factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the stocks that underlie the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks that underlie the underlying index, or the stock markets generally, and that may affect the value of the underlying index, interest and yield rates in the market, the time remaining to maturity, the dividend rate on the stocks that underlie the underlying index and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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Adjustments to the underlying index could adversely affect the value of the notes. The publisher of the underlying index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the underlying index. The publisher of the underlying index may also discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the notes. Where the underlying index is discontinued, Citigroup Global Markets, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by Citigroup Global Markets or any of its affiliates.

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You have no shareholder rights. As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

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Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the starting index value, the ending index values, interim index return percentages, and final index return percentage, as applicable, and will calculate the amount you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the underlying index in the event of the unavailability, modification or discontinuance of the underlying index, may adversely affect the payment to you at maturity.

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

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Citigroup Funding’s hedging and trading activity could potentially adversely affect the value of the notes. We expect to hedge our obligations under the notes (and possibly to other instruments linked to the underlying index or the stock underlying it) through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the S&P 500® Index or in other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the S&P 500® Index and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

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Special U.S. federal income tax rules will apply to U.S. holders. The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note regardless of whether U.S. holders will receive more or less payments with respect to the note before maturity and regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering for more information

Information about the Underlying Index

The S&P 500® Index. Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s Financial Services LLC (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or any trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of March 31, 2011, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of March 31, 2011, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of the aggregate market value of the companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.4%), Consumer Staples (10.2%), Energy (13.3%), Financials (15.8%), Health Care (11.1%), Industrials (11.3%), Information Technology (18.1%), Materials (3.7%), Telecommunication Services (3.0%) and Utilities (3.2%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

All disclosures contained in this document regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. None of Citigroup Funding, Citigroup Inc., Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

Historical Information. The following table presents the published high and low closing values, as well as the end-of-quarter closing values, of the underlying index from January 3, 2006 through June 29, 2011. The closing value of the underlying index on June 29, 2011 was 1307.41. We obtained these closing values and other information below from Bloomberg Financial Markets, without independent verification. The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

S&P 500® Index	High	Low	Period End
2006
First	1307.25	1254.78	1294.83
Second	1325.76	1223.69	1270.20
Third	1339.15	1234.49	1335.85
Fourth	1427.09	1331.32	1418.30
2007
First	1459.68	1374.12	1420.86
Second	1539.18	1424.55	1503.35
Third	1553.08	1406.70	1526.75
Fourth Quarter	1565.15	1407.22	1468.36
2008
First	1447.16	1273.37	1322.70
Second	1426.63	1278.38	1280.00
Third	1305.32	1106.39	1166.36
Fourth	1161.06	752.44	903.25
2009
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1071.66	879.13	1057.08
Fourth	1127.78	1025.21	1115.10
2010
First	1174.17	1056.74	1169.43

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Market-Linked Notes Based on the Value of the S&P 500® Index due January 25, 2017

S&P 500® Index	High	Low	Period End
Second	1217.28	1030.71	1030.71
Third	1148.67	1022.58	1141.20
Fourth	1259.78	1137.03	1257.64
2011
First	1343.01	1256.88	1325.83
Second (through June 29)	1363.61	1265.42	1307.41

June 2011	Page 12